PMU News Release #11-03 TSX: PMU OTCQX: PFRMF March 30, 2011

PACIFIC RIM MINING SIGNS LETTER OF INTENT TO ACQUIRE MAJORITY
INTEREST IN HOG RANCH PROPERTY, NEVADA

Pacific Rim Mining Corp. (“Pacific Rim” or the “Company”), through its US subsidiary Pacific Rim Exploration Ltd. (“PREx”), has signed a Letter of Intent (“LOI”) with ICN Resources Ltd. (“ICN”) and Washoe Gold Inc. (“WGI”) (collectively with the Company and PREx, the “Parties”) to acquire a 65% interest in the Hog Ranch Property located in Washoe County, Nevada.

“The Hog Ranch Property offers an excellent opportunity for the discovery of high-grade gold mineralization in a pro-mining jurisdiction,” says Tom Shrake, President and CEO of Pacific Rim. “We are extremely excited to have this opportunity to apply our unique technical perspective exploring the feeder zones of low-sulfidation epithermal gold systems, where we have had significant past successes. Hog Ranch has been historically mined for bulk mineable, near-surface, heap-leachable deposits. Our focus will be on Hog Ranch’s high-grade underground deposit potential. Our exploration strategy is to seek out exploration projects with the best odds of success. We are thrilled to have identified another project that meets our high standards of above-average exploration potential combined with low environmental risk. We look forward to completing our due diligence and moving forward exploring Hog Ranch with an outstanding partner at our side.”

As per the LOI, the Parties intend to enter into a Definitive Agreement on or before June 1, 2011 (subject to approval of the board of directors of Pacific Rim and ICN, and regulatory approval, including the approval of the TSX and the TSX Venture Exchange), which will provide for the grant to PREx of an option to acquire a 65% interest (the ”Interest”) in the Hog Ranch Property through the expenditure of an aggregate of US$8 million in exploration expenditures and the issuance of an aggregate of 1 million common shares of Pacific Rim, with annual extensions dependent on results of our exploration, according to the following schedule.

Exploration expenditures with respect to the property of up to US$8.0 million as follows:

(i) US$500,000 on or before the first anniversary of the effective date of the Definitive Agreement (as defined in the LOI);
(ii) a further US$1,000,000 on or before the second anniversary of the effective date of the Definitive Agreement;
(iii) a further US$1,500,000 on or before the third anniversary of the effective date of the Definitive Agreement;
(iv) a further US$2,000,000 on or before the fourth anniversary of the effective date of the Definitive Agreement;
(v) a further US$3,000,000 on or before the fifth anniversary of the effective date of the Definitive Agreement; and

Share payments of up to 1.0 million shares as follows:

(i) 200,000 common shares of Pacific Rim within five business days of receipt of approval of the Definitive Agreement by the TSX Venture Exchange; and
(ii) 200,000 common shares of Pacific Rim on or before each of the second, third, fourth and fifth anniversaries of the effective date of the Definitive Agreement.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

Pacific Rim, through PREx, will be the operator of the Hog Ranch Property. Upon PREx earning the Interest, PREx and WGI agree to participate in a joint venture for the further exploration and development of Hog Ranch.

The Hog Ranch Property is located in Washoe County, Nevada, approximately 180 km north of Reno, and consists of 465 unpatented claims and 239 hectares of fee lands. Approximately 200,000 ounces of gold were produced at Hog Ranch from a small heap leach mine operated by Western Goldfields and subsequently Western Mining in the late 1980’s and early1990’s. These low-grade ores were extracted from the uppermost parts of a low-sulfidation epithermal system. Western Mining reclaimed the mine site to regulatory approved conditions, including backfilling the pits.

Several companies have explored for low-grade gold mineralization and conducted some exploration in the deeper parts of the Hog Ranch epithermal system, where higher grade feeder veins are likely to reside. Pacific Rim’s focus is high-grade banded epithermal veins recoverable in an underground operation. PREx will take its usual approach of detailed geology with special attention to the structural geology to identify these deeper drill targets.

A 30-day due diligence period is now underway, during which Pacific Rim will conduct a final review of legal, land tenure and geological information on the Hog Ranch Property and generate an exploration plan for advancing the property.

About Pacific Rim Mining Corp.
Pacific Rim is an environmentally and socially responsible exploration company focused exclusively on high grade, environmentally clean gold deposits in the Americas. Pacific Rim’s most advanced asset is the high grade, vein-hosted El Dorado gold project in El Salvador, where the Company also owns several grassroots gold projects. The Company is actively pursuing additional exploration opportunities elsewhere in the Americas. All references to “Pacific Rim” or “the Company” encompass the Canadian corporation, Pacific Rim Mining Corp, and its: U.S. subsidiaries Pac Rim Cayman LLC (“PacRim”), Pacific Rim Exploration Inc., and Dayton Mining (U.S.) Inc.; Salvadoran subsidiaries Pacific Rim El Salvador, S.A. de C.V. (“PRES”) and Dorado Exploraciones, S.A. de C.V. (“DOREX”); and, Panamanian subsidiary Minera Verde, S.A. (“Minera Verde”) inclusive. Pacific Rim’s shares trade under the symbol PMU on the Toronto Stock Exchange (“TSX”) and on the OTCQX market in the US under the symbol PFRMF.

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

For further information contact the Company at 604-689-1976 or 1-888-775-7097 or general@pacrim-mining.com or visit www.pacrim-mining.com

National Instrument 43-101 Disclosure
Mr. David Ernst, Chief Geologist, has conducted due diligence geological investigations and confirmatory sampling at the Hog Ranch Property. Mr. Ernst is geologist licensed by the State of Washington, an employee of Pacific Rim and a Qualified Person as defined in NI 43-101 who is responsible for the technical information provided herein.

Pacific Rim’s sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by the TSX. Samples are assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples are assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

Cautionary Note Regarding Forward-Looking Information
Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. All statements, other than statements of historical fact, included herein including, without limitation, statements about the outcome of the Company’s due diligence investigations; issues that may influence the signing of the Definitive Agreement such as unforeseen legal, tenure or geological complications; and, the ability of the Company to finance future Hog Ranch exploration plans, are forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the need for additional financing; operational risks associated with mineral exploration; fluctuations in commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; competition; dilution; the volatility of our common share price and volume and the additional risks identified in our annual information form and other filings with the TSX and applicable Canadian securities regulations. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable securities laws. Investors are cautioned against attributing undue certainty to forward-looking statements.

The TSX has neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com